UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CV Sciences, Inc.

File No. 5-87082 -CF#33491

Michael Joseph Mona, Jr. submitted an application under Rule 24b-2 requesting confidential treatment for information he excluded from the Exhibit to a Schedule 13D/A filed on February 12, 2016 relating to his beneficial ownership of common shares of CV Sciences, Inc.

Based on representations by Michael Joseph Mona, Jr. that this information qualifies as confidential commercial or financial information and information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and (6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4	through July 23, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary